NO ACT

PE
1-7-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




11005771

February 16, 2011

Courtney A. Tippy
Senior Legal Counsel
Corporate and Securities
Waste Management, Inc.
1001 Fannin, Ste 4000
Houston, TX 77002

Received SEC
FEB 16 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-16-2011

Re: Waste Management, Inc.
Incoming letter dated January 7, 2011

Dear Ms. Tippy:

This is in response to your letters dated January 7, 2011 and February 11, 2011 concerning the shareholder proposal submitted to Waste Management by William Steiner. We also have received a letter on the proponent's behalf dated February 16, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Waste Management, Inc.
Incoming letter dated January 7, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 20% of the company's outstanding common stock (or the lowest percentage permitted by law above 20%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Waste Management may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Waste Management to amend Waste Management's bylaws to permit shareholders who hold in the aggregate at least 25% of Waste Management's outstanding common stock and who have held a net long position in the company's outstanding shares for at least one year to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Waste Management directly conflict and that inclusion of both proposals would present alternative and conflicting decisions for the company's shareholders. You also indicate that failure to exclude the proposal would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Waste Management omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Waste Management, Inc. (WM)
Special Meeting Topic at 10%
William Steiner

Ladies and Gentlemen:

This responds to the January 7, 2011 request (supplemented) to avoid this established rule 14a-8 proposal.

The company February 11, 2011 letter is nothing more that a notice of retreat from its commitment in its initial no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy (unless the company were to modify its proposal as suggested above).

Sincerely,



John Chevedden

cc:
William Steiner
Courtney Tippy <ctippy@wm.com>

Courtney A. Tippy
Senior Legal Counsel
Corporate and Securities



WASTE MANAGEMENT
1001 Fannin, Ste 4000
Houston, TX 77002
(713) 512-6367
(713) 287-2655 Fax

February 11, 2011

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Waste Management, Inc.*
Supplemental Correspondence related to:
Notice of Intention to Omit Shareholder Proposal Submitted by William Steiner, originally submitted by Waste Management, Inc. on January 7, 2011

Ladies and Gentlemen:

This letter is in supplement to our original request submitted on January 7, 2011 regarding the intention of Waste Management, Inc., a Delaware corporation (the "Company"), to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") the proposal and statement in support thereof (the "Shareholder Proposal") submitted by Mr. John Chevedden on behalf of Mr. William Steiner. We continue to request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits the Shareholder Proposal from its 2011 Proxy Materials.

This letter is being submitted to provide a factual update that will further support our basis for exclusion.

As detailed in our original correspondence, the Shareholder Proposal directly conflicts with a proposal that the Company intends to include in its 2011 Proxy Materials, and inclusion of both proposals in the 2011 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders. Specifically, the proposal of the Company, on one hand, would call for a 25% ownership threshold for shareholders to call a special meeting (the "Company Proposal"), whereas the Shareholder Proposal, on the other hand, would call for a 20% ownership threshold.

In addition, the Company has further decided that the Company Proposal will require that shareholders comprising the 25% ownership threshold must have held a net long position in the Company's outstanding shares for at least one year.

The Staff recently granted a no-action letter to Mattel, Inc. dated January 13, 2011 on very similar grounds. Mattel received a shareholder proposal from Mr. Chevedden seeking to implement a 10% ownership threshold for the power of shareholders to call a special meeting. Mattel advised the Staff that it intends to submit to shareholders a conflicting proposal with a 15% ownership threshold and a one year net long position holding requirement. Mattel asserted that its proposal and the Chevedden proposal directly conflict, and as a result, it was appropriate for Mattel to exclude the Chevedden proposal pursuant to Exchange Act Rule 14a-8(i)(9).

In our case, the addition of the one year holding requirement to the Company Proposal provides an additional basis on which the Company Proposal and the Shareholder Proposal directly conflict. Failing to exclude the Shareholder Proposal from the 2011 Proxy Materials would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. Therefore, based on the foregoing and our original correspondence dated January 7, 2011, the Company believes that the Shareholder Proposal may properly be excluded from its 2011 Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

Conclusion

We respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If we can be of any further assistance in this matter, please do not hesitate to contact me at (713) 512-6367.

Very truly yours,



Courtney A. Tippy
Senior Legal Counsel

cc: Mr. William Steiner
Mr. John Chevedden

Courtney A. Tippy
Senior Legal Counsel
Corporate and Securities



WASTE MANAGEMENT
1001 Fannin, Ste 4000
Houston, TX 77002
(713) 512-6367
(713) 287-2655 Fax

January 7, 2011

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Waste Management, Inc.*
Notice of Intention to Omit Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

This letter is to inform you that Waste Management, Inc., a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") the proposal and statement in support thereof (the "Shareholder Proposal") submitted by Mr. John Chevedden on behalf of Mr. William Steiner (the "Proponent"). We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits the Shareholder Proposal from its 2011 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to Mr. Chevedden by email and to the Proponent by express courier.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Shareholder Proposal

The Shareholder Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 20% of our outstanding common stock (or the lowest percentage permitted by law above 20%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board."

A copy of the Shareholder Proposal is attached hereto as Exhibit A.

Basis For Exclusion

The Company believes that the Shareholder Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) under the Exchange Act because the Shareholder Proposal directly conflicts with a proposal to be submitted by the Company in its 2011 Proxy Materials.

Currently, the Company does not have a provision in its Certificate of Incorporation or bylaws that permit shareholders to call a special meeting. The Company's bylaws currently provide that a special meeting of Shareholders may be called "by the Chairman of the Board (if any), the Chief Executive Officer, or by written order of a majority of the Board of Directors, but such special meetings may not be called by any other person or persons." The Company intends to submit a management proposal at its 2011 Annual Meeting that would ask the Company's shareholders to approve an amendment to the Company's bylaws to permit shareholders who hold in the aggregate at least 25% of the Company's outstanding common stock to call a special meeting of shareholders (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9) under the Exchange Act, a company may properly exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has indicated that the company's proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff has consistently concurred in the exclusion of proposals when a shareholder proposal, on one hand, and a company-sponsored proposal, on the other hand, would present alternative and conflicting decisions to shareholders. On this basis, the Staff has previously permitted exclusion of a shareholder proposal under circumstances similar, or virtually identical, to those presented in this letter. For example, in each of *International Paper Company* (Mar. 11, 2010); *Genzyme Corporation* (Mar. 1, 2010); *Pinnacle West Capital Corporation* (Mar. 1, 2010); *Liz Claiborne, Inc.* (Feb. 25, 2010); *Time Warner Inc.* (Jan. 29, 2010); *Bristol-Myers Squibb Company* (Jan. 28, 2010); *Becton, Dickinson and Company* (Nov. 12, 2009) and *H.J. Heinz Company* (May 29, 2009), the Staff concurred with exclusion of a shareholder proposal regarding the right of shareholders to call a special meeting in light of a conflicting company-sponsored proposal to amend governing documents to permit shareholders to call a special meeting. In each such case, the conflicting company proposal presented a higher ownership threshold to exercise the shareholders' right to call a special meeting than was set forth in the shareholder proposal. In the above-referenced letters, the Staff advised that it would not recommend enforcement action for omission of the shareholder proposal after consideration of the companies' position that the proposals present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results.

As in the numerous no-action letters cited, the Company Proposal and the Shareholder Proposal directly conflict, and inclusion of both proposals in the 2011 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders. Specifically, the Company Proposal, on one hand, would call for a 25% ownership threshold to call a special meeting, whereas the Shareholder Proposal, on the other hand, would call for a 20% ownership threshold. Failing to exclude the Shareholder Proposal from the 2011 Proxy Materials would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. Therefore, based on the foregoing, the Company believes that the Shareholder Proposal may properly be excluded from its 2011 Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If we can be of any further assistance in this matter, please do not hesitate to contact me at (713) 512-6367.

Very truly yours,



Courtney A. Tippy
Senior Legal Counsel

Enclosures

cc: Mr. William Steiner
Mr. John Chevedden

EXHIBIT A

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. John C. Pope
Chairman of the Board
Waste Management, Inc. (WM)
1001 Fannin Ste 4000
Houston TX 77002

Dear Mr. Pope,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

9/17/2010
Date

cc:
Linda Smith <LSmith4@wm.com>
PH: 713-512-6506
FX: 713-209-9711

[WM: Rule 14a-8 Proposal, September 24, 2010]
3 – Special Shareowner Meetings
RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 20% of our outstanding common stock (or the lowest percentage permitted by law above 20%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 9700 shares of Wask Management Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 5/8/07, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323